EXHIBIT 99.2

              ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

                            TOWER SEMICONDUCTOR LTD.

                                OCTOBER 27, 2005


                           PLEASE SIGN, DATE AND MAIL
                             YOUR PROXY CARD IN THE
                            ENVELOPE PROVIDED AS SOON
                                  AS POSSIBLE.



















     PLEASE DETACH ALONG PERFORATED LINE AND MAIL IN THE ENVELOPE PROVIDED.

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                              THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSALS 2-8
 PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE

                                                                                          FOR      AGAINST     ABSTAIN

   1.    Election of Directors:  TO ELECT Mr. Ehud Hillman, Dr. Eli Harari,    3.   TO APPROVE the  appointment  of Brightman
         Mr. Miin Wu, Mr. N. Damodary Reddy,  Mr. Yossi Rosen,  Mr. Russell         Almagor & Co. as the  independent  public
         Ellwanger  and Mr.  Kalman  Kaufman  as  members  of the  Board of         accountant  of the  Company  for the 2005
         Directors of the Company.                                                  and 2006 fiscal years.

                                                                                          [_]         [_]        [_]

                                       NOMINEES:                               4.   TO APPROVE the terms of  compensation of the
   [_]  FOR ALL NOMINEES              [_] Mr. Ehud Hillman                          Company's  chief  executive   officer,   Mr.
                                      [_] Dr. Eli Harari                            Russell Ellwanger.
   [_]  WITHHOLD AUTHORITY            [_] Mr. Miin Wu
        FOR ALL NOMINEES              [_] Mr. N. Damodary Reddy                           [_]         [_]        [_]
                                      [_] Mr. Yossi Rosen
   [_]  FOR ALL EXCEPT                [_] Mr. Russell Ellwanger               5.    TO  INCREASE  the  number  of the  Company's
        (see instructions below)      [_] Mr. Kalman Kaufman                        authorized  ordinary  shares to  500,000,000
                                                                                    and   authorized   share   capital   to  NIS
                                                                                    500,000,000.

                                                                                          [_]         [_]        [_]

   INSTRUCTION:  To withhold authority to vote for any individual             6.    TO  AMEND  the  Company's   Employee   Share
   nominee(s), mark "FOR ALL EXCEPT" and fill in the circle next to each            Option Plan 2005 to  increase  the number of
   nominee you wish to withhold, as shown here:  o                                  Incentive  Stock Options that may be granted
                                                                                    under the Plan.

                                                                                          [_]         [_]        [_]

    2.   TO APPOINT  Mr.  Ehud  Hillman as Chairman of the Board of           Indicate a vote with  respect to 7A or 7B according to
         Directors of the Company.                                            whether or not you have a Personal Interest in
                                                                              Proposal 7. Your vote will not be counted if you fail
                                                                              to vote or if you vote in both 7A and 7B.
           FOR                     AGAINST                 ABSTAIN
                                                                              7A.  VOTE  HERE  if  you DO  NOT  have a  Personal
           [_]                       [_]                     [_]                    Interest  (as  defined)  in  Proposal  7. TO
                                                                                    AMEND the Company's  Articles of Association
                                                                                    to reflect  amendments  to provisions of the
                                                                                    Companies  Law,  authorizing  the Company to
                                                                                    indemnify its officers and directors.

                                                                                          [_]         [_]        [_]

   For  the  purposes  of  this  Proxy  Card,  a  "Personal  Interest"  of a  7B.  VOTE  HERE if you  have a  Personal  Interest
   shareholder  in the approval of an act or a  transaction  of the Company,        (as  defined)  in  Proposal  7. TO AMEND the
   (i) includes the  personal  interest of any members of his/her  immediate        Company's   Articles   of   Association   to
   family (including the spouses thereof),  or a personal interest of a body        reflect  amendments  to  provisions  of  the
   corporate in which the  shareholder  or such family member thereof serves        Companies  Law,  authorizing  the Company to
   as a director  or the chief  executive  officer,  owns at least 5% of its        indemnify its officers and directors.
   issued share  capital or its voting  rights or has the right to appoint a
   director  or chief  executive  officer,  and  (ii)  excludes  a  personal          [_]         [_]        [_]
   interest  that  arises  solely  from the fact of  holding  shares  in the
   Company or any  body corporate.                                             Indicate a vote with respect to 8A or 8B according to
                                                                               whether or not you have a Personal Interest in
                                                                               Proposal 8. Your vote will not be counted if you fail
                                                                               to vote or if you vote in both 8A and 8B.

                                                                              8A.  VOTE  HERE  if  you DO  NOT  have a  Personal
                                                                                    Interest  (as  defined)  in  Proposal  8. TO
                                                                                    APPROVE an  amendment to the  Exemption  and
   To change the address on your account,  please check the box at right and        Indemnification    Agreement   between   the
   indicate  your new address in the address  space above.  Please note that        Company  and  each  of  its   officers   and
   changes to the  registered  name(s) on the account  may not be  submitted        directors.
   via this method.
                                                                         [_]          [_]         [_]        [_]

                                                                              8B.  VOTE  HERE if you  have a  Personal  Interest
                                                                                    (as  defined)  in  Proposal 8. TO APPROVE an
                                                                                    amendment    to    the     Exemption     and
                                                                                    Indemnification    Agreement   between   the
                                                                                    Company  and  each  of  its   officers   and
                                                                                    directors.

                                                                                      [_]         [_]        [_]

   Signature of Shareholder: ______________   Date:_________                 Signature of Shareholder: ______________ Date:_________
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NOTE: Please sign exactly as the name or names appear on this proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

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                            TOWER SEMICONDUCTOR LTD.

           FOR THE ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS
                    TO BE HELD ON THURSDAY, OCTOBER 27, 2005

           THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned shareholder of Tower Semiconductor Ltd. (the "Company") hereby appoints each of Oren Shirazi and Nati Somekh Gilboa of the Company, each with full power of substitution, the true and lawful attorney, agent and proxy of the undersigned, to vote, as designated on the reverse side, all of the Ordinary Shares of the Company which the undersigned is entitled in any capacity to vote at the Annual and Special General Meeting of Shareholders of the Company to be held at the offices of the Company located at Hamada Avenue, Ramat Gavriel Industrial Park, Migdal Haemek, Israel, on Thursday, October 27, 2005 at 11:00 a.m. (local time) and all adjournments and postponements thereof.

The undersigned hereby acknowledges receipt of the Notice of an Annual and Special General Meeting and the Proxy Statement accompanying such Notice, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned's shares and hereby ratifies and confirm all that the proxies or their substitutes may lawfully do by virtue hereof.

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN ACCORDANCE WITH THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IN ORDER FOR YOUR VOTE TO BE COUNTED WITH RESPECT TO PROPOSALS 7 AND 8, YOU MUST INDICATE WHETHER YOU HAVE A PERSONAL INTEREST IN SUCH PROPOSAL BY VOTING IN EITHER ITEM 7A OR 7B AND ITEM 8A OR 8B. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR PROPOSALS 1, 2, 3, 4, 5 AND 6.

Beneficial owners who hold their shares through members of the Tel Aviv Stock Exchange ("TASE") may either vote their shares in person at the meeting by presenting a certificate signed by a member of the TASE which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)--2000 as proof of ownership of the shares, or send such certificate along with a duly executed proxy to the Company at Hamada Avenue, Ramat Gavriel Industrial Park, Post Office Box 619, Migdal Haemek 23105, Israel, Attention:
Corporate Secretary.

                  (CONTINUED AND TO BE SIGNED ON REVERSE SIDE)